82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

02030517

REGISTRANT'S NAME Rich Minerals Corp.

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 2832

FISCAL YEAR 8-31-01

- *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	*AR/S (ANNUAL REPORT)*	☑
12G32BR (REINSTATEMENT)	☐	*SUPPL (OTHER)*	☐
DEF 14A (PROXY)	☐		

OICF/BY: dlw

DATE : 3/7/02

RICH MINERALS CORPORATION

INFORMATION CIRCULAR

ANNUAL GENERAL MEETING OF SHAREHOLDERS

REVOCABILITY OF PROXY

A shareholder giving a proxy has the power to revoke it in any manner permitted by law.

PERSONS MAKING THE SOLICITATION

This Information Circular is furnished in connection with the SOLICITATION BY THE MANAGEMENT OF RICH MINERALS CORPORATION (the "Company") OF THE PROXIES to be used at the Annual General Meeting of the Shareholders of the Company to be held at 4100 - 6A Street N.E., Calgary, Alberta on Thursday, 28th of February, 2002 at 2:00 p.m., or at any adjournments thereof, for the purposes set out in the accompanying notice of meeting (the "meeting"). Although it is expected that the solicitation of proxies will be primarily by mail, proxies may also be solicited personally or by telephone, telegraph or personal interview by regular employees of the Company, at a nominal cost. In accordance with National Policy No. 41, arrangements have been made with brokerage houses and other intermediaries, clearing agencies, custodians, nominees and fiduciaries to forward solicitation materials to the beneficial owners of the common shares held on record by such persons and the Company may reimburse such persons for reasonable fees and disbursements incurred by them in so doing. The costs incurred in such solicitation, including the preparation and mailing of the Form of Proxy, Notice of Annual Meeting and this Information Circular, will be borne by the Company. No director of the Company has informed the management in writing or otherwise that he intends to oppose any action to be taken by the management.

EXECUTION AND REVOCATION OF PROXIES

If the shareholder does not wish to appoint either person named in the instrument of proxy, he should strike out both names and insert in the blank space provided, the name of the person he wishes to act as his proxy. Such other person need not be a shareholder of the Company.

The Instrument of Proxy will not be valid unless it is dated and signed by the shareholder or his attorney duly authorized by him in writing, or, in the case of a corporation, is executed under corporate seal or by an officer or officers or attorney for an individual shareholder or joint shareholders or by an officer or officers or attorney of a corporate shareholder not under its corporate seal. The instrument so empowering the officer or officers or attorney, as the case may be, or a certified copy thereof, should accompany the Instrument of Proxy.

The Instrument of Proxy will not be used unless it is deposited at the office of the Company at 4100 - 6A Street N.E. Calgary, Alberta T2E 4B1 prior to 2:00 p.m. local time Wednesday, 27th of February, 2002 or it is delivered to the Chairman of the Meeting at any time prior to commencement of the Meeting.

A shareholder giving a proxy may, in addition to revocation in any other manner provided by law, revoke it at any time before it is exercised by:

(a) attending the meeting and voting in person;

(b) giving a subsequent proxy;

(c) depositing a written revocation executed by the shareholder or by his attorney authorized in writing or, where the shareholder is a corporation, by a duly authorized officer or attorney of the corporation, either at the registered office of the Company at 4100 - 6A Street N.E. Calgary, Alberta, T2E 4B1, at any time up to the last business day preceding the day of the meeting or any adjournment thereof, or with the Chairman of the Meeting at any time prior to its commencement or any adjournments thereof.

The Board of Directors has fixed the close of business on the 16th of January, 2002 as the record date for the determination of Shareholders who are entitled to receive Notice of the Annual General Meeting. Only shareholders of record as at the close of business on the Record Date are entitled to attend and vote the common shares held by them, either in person or by Proxy at the Meeting or any adjournment or adjournments thereof. The transfer books of the Company will not be closed.

Holders of common shares of record at the close of business on January 16, 2002, are entitled to vote such common shares at the meeting on the basis of one vote for each common share held except to the extent that, (i) such person transfers his shares after the close of business on the aforesaid record date, and (ii) such transferee, at least ten (10) days prior to the meeting, produces properly endorsed share certificates to the Secretary of the Company, or otherwise establishes his ownership of the shares, in which case the transferee may vote those shares.

VOTING OF PROXIES

All shares represented at the Meeting by properly executed proxies will be voted on any ballot that may be called for and, where a choice with respect to any matter to be acted upon has been specified in the Instrument of Proxy, the shares represented by the Proxy will be voted in accordance with such specification. **In the absence of any such specifications, the management designees, if named as proxy, will vote in favour of all the matters set out thereon. The enclosed Instrument of Proxy confers discretionary authority upon the management designees or other persons named as proxy with respect to amendments to or variations of matters identified in the Notice of Annual Meeting of Shareholders and any other matters which may properly come before the Meeting.** At the time of printing this Information Circular the Management of the Company knows of no such amendment, variation or other matter.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

There are no particulars of any material interest direct or indirect by way of beneficial ownership of securities or otherwise to be acted upon other than the election of directors and the appointment of auditors.

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

As of the date hereof, 24,033,000 of the Company's common shares, without nominal or par value, are issued and outstanding and entitled to vote at the meeting on the basis of one vote for each common share held.

Amendment No. 1, effective February 28th, 1997, to By-law No. 1 Article 10.14 of the Company provides that at least two (2) shareholders personally present and owning or representing by proxy not less than five (5%) percent of the issued common shares of the Company, constitutes a quorum for the meeting in respect of holders of common shares. To the knowledge of the directors and senior officers of the Company, no person beneficially owns directly or indirectly, or exercises control or direction over, voting shares carrying more than 10% of the voting rights attached to all voting securities of the Company.

ELECTION OF DIRECTORS

The affairs of the Company are managed by a Board of Directors who are elected annually at each Annual General Meeting of the Shareholders, and hold office until the next Annual General Meeting, or until their successors are duly elected or appointed or until a director vacates his office or is replaced in accordance with the By-laws of the Company.

All of those who are presently Directors will have their term of office as Directors expire as of the date of the meeting. All of the directors who are elected will have their term of office expire at the next Annual General Meeting of the Company unless otherwise sooner terminated.

It is proposed to nominate the following persons, all of whom are presently directors of the Company, for election as Directors at the Annual Meeting. **It is the intention of the management designees, if named as proxy, to vote for the election of said persons to the Board of Directors. Management does not contemplate that any of such nominees will be unable to serve as directors, however, if for any reason any of the proposed nominees do not stand for election, or are unable to serve as such, proxies in favour of management designees will be voted for another nominee at their discretion unless the shareholder has specified in his proxy that his shares are to be withheld from voting in the election of directors.**

The following table sets forth the name of each of the persons proposed to be nominated for election as a director, all positions and offices in the Company presently held by him, his municipality of residence, his principal occupation at the present and during the preceding five year, the period during which he has served as a director, and the number of voting common shares of the Company that he has advised are beneficially owned by him, directly or indirectly, or over which control or direction is exercised, as of the date hereof.

NAME AND ORDINARY RESIDENCE	PRESENT POSITION HELD WITH THE COMPANY PRINCIPAL OCCUPATIONS FOR THE PAST FIVE YEARS	NUMBER OF SHARES HELD
Bernard Chamberland* Calgary, Alberta	Director and Chairman of Rich Minerals Corporation since November, 1988. President of Rich Minerals Corporation since February 1993.	1,800,000
J. Robert Bateman* Calgary, Alberta	Director of Rich Minerals Corporation since November, 1988 Chartered Accountant.	25,000
John A. Peters* Calgary, Alberta	Director of Rich Minerals Corporation since June, 1993. Lawyer with the law firm Miller Thomson LLP	nil
	TOTAL	1,825,000

* Designates director who is also a member of the Audit Committee

EXECUTIVE COMPENSATION

The following table sets forth compensation awarded to, earned by, or paid to each Named Executive Officer for services rendered by that individual in all capacities to the Issuer or a subsidiary of the Issuer or otherwise in connection with office or employment of that individual with the issuer or a subsidiary of the issuer for each of the three most recently completed financial years.

SUMMARY COMPENSATION TABLE

Name and Principal Position	Year	Annual Compensation			Long – Term Compensation			All Other Compen-sation ($)
					Awards		Payouts	
		Salary ($)	Bonus ($)	Other Annual Compensation ($)	Securities Under Options/SARs [Stock Appreciation Rights] Granted (#)	Restricted Shares or Restricted Share Units ($)	LTIP [Long Term Incentive Plans] Payouts ($)	
Bernard M. Chamberland	2001	75,140	30,000	Nil	Nil	Nil	Nil	Nil
President and Chairman	2000	n/a*	n/a*	Nil	Nil	Nil	Nil	Nil
	1999	73,734	38,000	Nil	Nil	Nil	Nil	Nil
David Chamberland	2001	n/a*	n/a*	Nil	200,000	Nil	Nil	Nil
General Manager	2000	n/a*	n/a*	Nil	Nil	Nil	Nil	Nil
Rich Contracting Ltd.	1999	68,741	38,000	Nil	Nil	Nil	Nil	Nil
Gregg Chamberland	2001	n/a*	n/a*	Nil	200,000	Nil	Nil	Nil
Secretary	2000	n/a*	n/a*	Nil	Nil	Nil	Nil	Nil
Rich Minerals Corporation	1999	68,741	38,000	Nil	Nil	Nil	Nil	Nil

* represents compesation to be not applicable

The Corporation issued options to the Named Executive Officers during the fiscal year ended August 31, 2001.

The following table provides detailed information regarding options exercised or held by the Named Executive Officers during the fiscal year ended August 31, 2001:

AGGREGATED OPTION/SAR EXERCISES DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR

Name	Securities, Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options/SARs at FY-End (#) Exercisable/ Unexercisable	Value of Unexercised In-the-Money Options/SARs at FY-End ($) Exercisable/Unexercisable
David Chamberland General Manager Rich Contracting Ltd.	N/A	N/A	200,000	N/A
Gregg Chamberland Secretary Rich Minerals Corporation	N/A	N/A	200,000	N/A

COMPENSATION OF DIRECTORS

None of the directors have been compensated in their roles as directors.

INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS AND SENIOR OFFICERS

None of the directors, executive officers or senior officers of the Company have been indebted to the Company in any way during the last completed financial year of the Company.

INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

Mr. John A. Peters, a director of the Company, is also a partner of Miller Thomson LLP, Barristers & Solicitors, solicitors to the Corporation. From time to time, Miller Thomson, LLP provides legal services to the Company and is paid fees as a result.

The company has entered into a series of transactions with corporations controlled by officers of the Company.

(a) Leasing Transactions

The Company has entered into agreements to rent equipment from a corporation wholly owned by an officer of the Company ("the lessor").

In fiscal 2001 the Company paid $405,800 (2000 - $ 154,300) to the lessor in respect of month to month rental of excavating equipment. The Company has the right to terminate at any time with no penalty these rental agreements.

The Board of Directors has reviewed the transactions with the lessor and has:

- Expressly permitted the officer to undertake the business of equipment rental; and

- Determined that the transactions with the lessor were fairly priced and in the best interest of the Company.

(b) **Contracting Transactions**

The company entered into an agreement with a corporation wholly owned by an officer of the company ("the contractor"). The contractor is a general contractor; the Company has agreed to provide to the contractor its services as an underground utility subcontractor.

The company's transactions with the contractor may be summarized as follows:

	2001	2000
Revenue	$1,265,197	$ -----
Direct Costs	$1,121,125	$ -----
Gross Profit	$ 144,072	$ -----
Recovered Salary Costs	$ 50,000	$ -----

At August 31, 2001 the contractor owed $ 335,651 (2000 - $ NIL) to the company.

The Board of Directors has reviewed the transactions with the contractor and has:

- Determined that the company did not wish to expand operations to general contracting;
- Expressly permitted the officer to undertake a general contracting operation; and
- Determined that the transactions with the contractor were fairly priced and in the best interests of the Company.

Other than as disclosed herein, there were no material interests, direct or indirect, of directors and officers of the Company, any Shareholder who beneficially owns more than 10% of the common shares of the Company, or any known associate or affiliate of these persons in any transaction since the completion of the Company's major transaction or in any proposed transaction which has materially affected or would materially affect the Company.

APPOINTMENT OF AUDITOR

Shareholders of the Company will be asked to vote for the appointment of Schultz Leong LLP, Chartered Accountants as auditors of the Company to hold this position until the next Annual General Meeting.

The directors of the Company propose the reappointment of Schultz Leong LLP, Chartered Accountants as the Auditor for the ensuing year, at a remuneration to be fixed by the Board of Directors.

MANAGEMENT CONTRACTS

There are currently no management contracts to report.

PARTICULARS OF OTHER MATTERS TO BE ACTED ON

The Management of the Company knows of no other matters to come before the meeting other than those referred to in the Notice of the Meeting. **Should any other matters come before the Meeting, the shares represented by the proxy solicited hereby will be voted on such matters in accordance with the best judgement of the persons voting by proxy.**

CERTIFICATION

The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made.

DATED at Calgary, Alberta this 8th day of January, 2002

"BERNARD CHAMBERLAND"

Bernard Chamberland
Chairman

"J. ROBERT BATEMAN"

J. Robert Bateman
Director

RICH MINERALS CORPORATION

AUDITED CONSOLIDATED FINANCIAL STATEMENTS

YEAR ENDED AUGUST 31, 2001

SCHULTZ LEONG LLP
CHARTERED ACCOUNTANTS

SCHULTZ LEONG LLP
CHARTERED ACCOUNTANTS

AUDITORS' REPORT

To the Shareholders of
Rich Minerals Corporation:

We have examined the consolidated balance sheets of Rich Minerals Corporation as at August 31, 2001, 2000 and 1999 and the consolidated statements of earnings and retained earnings and cash flows for the years then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the consolidated financial position of the company as at each of August 31, 2001, 2000 and 1999 and the consolidated results of its operations and its cash flows for each of the years in the three year period ended August 31, 2001 in accordance with Canadian generally accepted accounting principles.

Schultz Leong LLP

Calgary, Alberta
December 14, 2001

SCHULTZ LEONG LLP
Chartered Accountants

S E E K I N G   S O L U T I O N S
#1, 1915-32 Avenue NE Calgary, Alberta T2E 7C8
Telephone 403.250.2750 Fax 403.250.3573
Email: slca@schultzleong.com

RICH MINERALS CORPORATION
CONSOLIDATED BALANCE SHEET
AUGUST 31, 2001

	2001	2000	1999
ASSETS			
CURRENT ASSETS			
Cash	$ 823	$ 207,427	$ 28,747
Accounts receivable	4,196,256	2,164,762	2,529,201
Notes receivable	---	---	100,000
Inventory and work in progress	262,285	710,005	395,611
Prepaid expenses and deposits	14,899	14,015	15,053
	4,474,263	3,096,209	3,068,612
DEFERRED RESOURCE EXPLORATION EXPENDITURES	119,721	---	---
CAPITAL ASSETS (Notes 2 and 4)	1,502,174	1,708,682	1,647,033
	$ 6,096,158	$ 4,804,891	$ 4,715,645
LIABILITIES			
CURRENT LIABILITIES			
Cheques issued in excess of funds on deposit	$ 280,271	$ ---	$ ---
Accounts payable	3,287,667	1,858,638	1,759,343
Current portion of long term debt (Note 4)	106,862	288,530	231,588
	3,674,800	2,147,168	1,990,931
NON-CURRENT PORTION OF LONG TERM DEBT (Note 4)	111,678	352,892	418,166
	3,786,478	2,500,060	2,409,097
SHAREHOLDERS' EQUITY			
SHARE CAPITAL (Note 5)	2,276,325	2,276,325	2,276,325
RETAINED EARNINGS	33,355	28,506	30,223
	2,309,680	2,304,831	2,306,548
	$ 6,096,158	$ 4,804,891	$ 4,715,645

APPROVED BY THE BOARD:

________________ Director

________________ Director

The accompanying notes are an integral part of these financial statements.

SCHULTZ LEONG LLP
CHARTERED ACCOUNTANTS

RICH MINERALS CORPORATION
CONSOLIDATED STATEMENT OF EARNINGS AND RETAINED EARNINGS
YEAR ENDED AUGUST 31, 2001

	2001	% of Revenue	2000	% of Revenue	1999	% of Revenue
REVENUE	$ 11,102,173	100.0	$ 9,921,254	100.0	$ 10,449,997	100.0
DIRECT COSTS						
Equipment operating	1,548,333	13.9	1,623,706	16.4	1,397,405	13.4
Materials	4,228,079	38.1	4,392,293	44.3	4,723,117	45.2
Other	222,732	2.0	189,018	1.9	94,773	0.8
Salaries and wages	2,259,886	20.4	2,182,832	22.0	2,002,131	19.2
Subcontract	1,804,673	16.3	458,975	4.6	521,166	5.0
	10,063,703	90.7	8,846,824	89.2	8,738,592	83.6
GROSS PROFIT	1,038,470	9.3	1,074,430	10.8	1,711,405	16.4
NON-DIRECT COSTS						
Amortization of capital assets	242,003	2.2	317,324	3.2	330,328	3.2
Decline in value of investments	---	0.0	---	0.0	60,113	0.6
Interest, net of interest received (Note 4)	45,718	0.4	49,102	0.5	55,414	0.5
Management, consulting and professional fees paid	126,091	1.1	162,576	1.6	211,638	2.0
Other non-direct costs	325,899	2.9	256,845	2.6	256,138	2.4
Salaries	293,910	2.7	290,300	2.9	313,346	3.0
	1,033,621	9.3	1,076,147	10.8	1,226,977	11.7
EARNINGS (LOSS) FOR THE YEAR	4,849	0.0	(1,717)	0.0	484,428	4.7
Retained earnings (accumulated deficit), beginning of year	28,506		30,223		(454,205)	
RETAINED EARNINGS, END OF YEAR	$ 33,355		$ 28,506		$ 30,223	
Basic and fully diluted earnings (loss) per share	$ 0.000		$ 0.000		$ 0.020	

The accompanying notes are an integral part of these financial statements.

SCHULTZ LEONG LLP
CHARTERED ACCOUNTANTS

RICH MINERALS CORPORATION
CONSOLIDATED STATEMENT OF CASH FLOWS
YEAR ENDED AUGUST 31, 2001

	2001	2000	1999
CASH WAS PROVIDED (USED) BY:			
OPERATING ACTIVITIES			
Received from customers	$ 9,119,697	$ 10,329,689	$ 10,706,082
Paid to suppliers and employees	(9,000,434)	(9,844,461)	(9,613,126)
Interest paid, net of interest received	(45,135)	(48,302)	(54,671)
	74,128	436,926	1,038,285
INVESTING ACTIVITIES			
Notes receivable	---	100,000	(100,000)
Capital assets	(138,120)	(349,914)	(475,867)
	(138,120)	(249,914)	(575,867)
FINANCING ACTIVITIES			
Proceeds of long term debt	---	275,527	317,974
Repayment of long term debt	(422,883)	(283,859)	(250,622)
	(422,883)	(8,332)	67,352
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS IN THE YEAR	(486,875)	178,680	529,770
Net (deficiency in) cash and cash equivalents, beginning of year	207,427	28,747	(501,023)
NET (DEFICIENCY IN) CASH AND CASH EQUIVALENTS, END OF YEAR	$ (279,448)	$ 207,427	$ 28,747

NET (DEFICIENCY IN) CASH AND CASH EQUIVALENTS, END OF YEAR, COMPRISED OF:

	2001	2000	1999
Cash	$ 823	$ 207,427	$ 28,747
Cheques issued in excess of funds on deposit	(280,271)	---	---
	$ (279,448)	$ 207,427	$ 28,747

The accompanying notes are an integral part of these financial statements.

SCHULTZ LEONG LLP
CHARTERED ACCOUNTANTS

1. SIGNIFICANT ACCOUNTING POLICIES

(a) Consolidation

These financial statements consolidate the accounts of the company and its wholly-owned subsidiaries, Rich Contracting Ltd. and Rich Venture Corporation.

(b) Construction Revenue And Direct Costs

The company recognizes construction revenue and direct costs on the percentage of contract completion basis.

(c) Amortization Of Capital Assets

The company provides for the amortization of all capital assets other than buildings on the straight line basis over the estimated economic life of the related capital asset to an ultimate residual value at the following annual rates:

Excavating equipment	12 1/2% to 33%
Automotive equipment	10% to 33%
Office equipment	33% to 50%
Construction equipment	33% to 50%

The company provides for the amortization of buildings on the declining balance basis at the rate of 5% per annum.

(d) Income Taxes

The company uses the liability method of accounting for income taxes. Under this method future tax assets and liabilities are recognized based on differences between financial statement values of assets and liabilities and their respective tax values. Future tax assets and liabilities are measured using rates that are expected to apply when the future tax asset is realized or the future tax liability is settled. The temporary differences that give rise to future income taxes payable/recoverable relate primarily to:

- the use of the completed contract method for income tax purposes as compared to the percentage of contract completion method which is used for financial statements purposes; and
- the differences in the methods of calculating amortization for financial statements purposes as compared to the methods required for income tax purposes.

(e) Inventory Valuation

The company records inventory of construction materials at the lesser of cost on a first in first out basis and market value.

(f) Financial Instruments

The company's financial instruments consist of various assets and liabilities. It is management's opinion that the company is not exposed to significant unusual interest, currency or credit risks arising from ownership of and liability under these financial instruments.

1. SIGNIFICANT ACCOUNTING POLICIES (Continued)

(f) Financial Instruments (Continued)

The company is of the opinion that the fair values of financial assets approximate their respective carrying values due to the relatively short-term maturity of these financial assets. The company is additionally of the opinion that the fair value of financial liabilities approximates their carrying value.

Substantially all the company's accounts receivable relate to the company's activities in the construction industry and the company may therefore be considered to have credit risk exposure to that industry. The company has determined that its maximum significant concentration of credit risk in respect of accounts receivable at August 31, 2001 was $ 1,235,416 (2000 - $ 800,957; 1999 - $ 701,358).

(g) Measurement Uncertainty

The company's policy of recognizing construction revenue and direct costs on the percentage of contract completion basis makes necessary the use of estimates as to the degree to which construction projects have been completed. These estimates are then utilized to determine the amount of revenue, direct costs and gross profit recognized and to validate the company's accounts receivable from customers. Substantially all estimates of contract completion are carried out by third party engineers engaged directly by the company's customers.

The company must similarly estimate the amortization of capital assets and the value of other assets and liabilities in order to allow the preparation of these financial statements.

To the extent that there may exist material error in any of these estimates there may, in turn, exist material errors in the company's accounts.

(h) Segmented Information

The company has one operating segment, the installation and maintenance of underground utilities and ancillary services.

2. CAPITAL ASSETS

	Cost	Accumulated Amortization	Net Book Value 2001	Net Book Value 2000	Net Book Value 1999
Land	$ 265,000	$ ---	$ 265,000	$ 265,000	$ 265,000
Buildings	365,866	52,338	313,528	330,029	347,573
Excavating equipment	1,811,803	1,117,464	694,339	953,044	996,747
Automotive equipment	382,317	210,898	171,419	132,202	13,001
Construction equipment	86,502	41,943	44,559	5,466	10,762
Office equipment	83,963	70,634	13,329	22,941	13,950
	$ 2,995,451	$ 1,493,277	$ 1,502,174	$ 1,708,682	$ 1,647,033

SCHULTZ LEONG LLP
CHARTERED ACCOUNTANTS

3. BANK INDEBTEDNESS

The company has available to it an operating line of credit with Alberta Treasury Branches; the balance outstanding at August 31, 2001 was $ NIL (2000 - $ NIL; 1999 - $ NIL). Advances under this facility are due on demand, bear interest at the lender's prime rate of interest plus one per cent and are secured by all assets of the company.

4. LONG TERM DEBT

	2001	2000	1999
The company is indebted to Alberta Treasury Branches. The company repays these advances in monthly installments of $ 7,900, including interest at 8.25%. These advances are secured by all assets of the company.	$ 60,504	$ 146,396	$ 225,492
The company is indebted to Alberta Treasury Branches. The company repays these advances in monthly installments of 1.67% of the principal balance outstanding at the end of the previous month plus interest at the lender's prime rate plus 1.50%. These advances are secured by all assets of the company.	120,438	302,160	143,381
The company is indebted to Caterpillar Financial Services Limited under a conditional sale contract. This loan is secured by excavating equipment with a carrying value of $ 119,352, is repayable in monthly payments of $ 6,014, including interest at 4.65% and matured in October, 2001.	11,958	64,168	114,011
The company is indebted to General Motors Acceptance Corporation of Canada, Limited under conditional sale contracts. These loans are secured by automotive equipment with a carrying value of $ 32,966, are repayable in monthly installments of $ 1,065, including interest at 1.90%, and are due to mature in fiscal 2004.	25,640	37,946	---
Prior year indebtedness repaid in fiscal 2001	---	90,752	166,870
	$ 218,540	$ 641,422	$ 649,754

SCHULTZ LEONG LLP
CHARTERED ACCOUNTANTS

4. LONG TERM DEBT (Continued)

Required principal payments are approximately as follows:

Fiscal 2002	$ 106,862
Fiscal 2003	30,619
Fiscal 2004	15,760
Fiscal 2005	12,011
Fiscal 2006	9,818
Subsequent to fiscal 2006	43,470
	$ 218,540

Interest on long term debt totaled $ 38,049 in fiscal 2001 (2000 - $ 59,205; 1999 - $ 58,546).

5. SHARE CAPITAL

(a) Shares Authorized

Unlimited common shares
Unlimited preferred shares

(b) Common Shares Issued

	Number of Shares	Consideration
Balance, August 31, 1999, 2000 and 2001	24,170,500	$ 2,276,325

(c) Preferred Shares Issued

No preferred shares have been issued.

(d) Shares Under Option

The company has granted to certain directors and employees options to acquire a total of 100,000 shares of the company. These options allow the purchase of shares on the following basis:

Number of Shares	Option Price	Option Expiry
100,000	$ 0.16	Fiscal 2002

6. INCOME TAXES

Actual earnings (loss) for income tax purposes vary significantly from earnings (loss) for financial statement purposes due to differences in allowable deductions for income tax and accounting purposes. In addition, earnings in certain companies in the RMC group and losses in other companies in the group can result in provisions for income taxes which are not obviously related to consolidated earnings (loss) for the year. These variances may be summarized as follows:

	2001	2000	1999
Pre-tax earnings (loss) for the year	$ 4,849	$ (1,717)	$ 484,428
Expected provision for (recovery of) income taxes at statutory rate	$ 1,945	$ (766)	$ 216,152
Variances arising from different methods of recognizing financial statements elements for accounting purposes as compared to tax values			
• capital assets	88,462	(38,660)	(11,728)
• contract revenues and expenses	161,213	71,996	311,399
Variances arising from non-deductible expenses for income tax purposes	13,911	7,199	40,099
Utilization of tax losses brought forward	(274,566)	(46,074)	(555,922)
Effect of group companies with unrecognized tax losses	9,035	6,305	---
Actual provision for (recovery of) income taxes	$ ---	$ ---	$ ---

The company has available to it non-capital losses for income tax purposes which may be used to reduce taxable income in future years. These losses total $ 772,326 and expire as follows:

Fiscal 2003	$ 17,744
Fiscal 2004	76,212
Fiscal 2005	289,027
Fiscal 2006	14,132
Fiscal 2007	257
Fiscal 2008	374,954
	$ 772,326

The benefit of these non-capital losses has been reflected in the financial statements through the elimination of future income taxes otherwise payable.

The company has available to it capital losses for income tax purposes of $ 50,000 which may be applied to reduce taxable capital gains in future taxation years. These losses do not expire. These financial statements do not reflect the benefit of these capital losses.

7. COMMITMENTS

The company has entered into agreements for the lease of vehicles. Minimum lease payments are due as follows:

Fiscal 2002	$ 14,534
Fiscal 2003	5,549
Fiscal 2004	5,732
	$ 25,815

8. TRANSACTIONS WITH RELATED PARTIES

The company has entered into a series of transactions with corporations controlled by officers of the company.

(a) Leasing Transactions

The company has entered into agreements to rent equipment from a corporation wholly-owned by an officer of the company ("the lessor").

In fiscal 2001 the company paid $ 405,800 (2000 - $ 154,300) to the lessor in respect of month to month rental of excavating equipment. The company has the right to terminate at any time with no penalty these rental agreements.

The Board of Directors has reviewed the transactions with the lessor and has:

- expressly permitted the officer to undertake the business of equipment rental; and
- determined that the transactions with the lessor were fairly priced and in the best interests of the company.

(b) Contracting Transactions

The company has entered into agreements with a corporation wholly-owned by an officer of the company ("the contractor"). The contractor is a general contractor; the company has agreed to provide to the contractor its services as an underground utility subcontractor.

The company's transactions with the contractor may be summarized as follows:

	2001	2000
Revenue	$ 1,265,197	$ ---
Direct costs	1,121,125	---
Gross profit	$ 144,072	$ ---
Recovered salary costs	$ 50,000	$ ---

At August 31, 2001 the contractor owed $ 335,651 (2000 - $ NIL) to the company.

SCHULTZ LEONG LLP
CHARTERED ACCOUNTANTS

8. TRANSACTIONS WITH RELATED PARTIES (Continued)

(b) Contracting Transactions (Continued)

The Board of Directors has reviewed the transactions with the contractor and has:

- determined that the company did not wish to expand operations to general contracting;
- expressly permitted the officer to undertake a general contracting operation; and
- determined that the transactions with the contractor were fairly priced and in the best interests of the company.

02 FEB -8 AM 8:47

RICH MINERALS CORPORATION

Registered Office
4100 6A Street N.E., Calgary, Alberta, Canada T2E 4B1

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS TO BE HELD ON FEBRUARY 28, 2002

TAKE NOTICE THAT the Annual General Meeting of the Shareholders of Rich Minerals Corporation (the "Company") will be held at 4100 6A Street N.E., in the City of Calgary, in the Province of Alberta, on the 28th day of February, 2002 at the hour of 2:00 p.m. (Calgary time) for the following purposes:

1. to receive and consider the report of the Board of Directors, the Audited Financial Statements of the Company made up to the 31st day of August, 2001, and the report of the auditor thereon;

2. to appoint the auditor for the Company for the ensuing year and to authorize the directors to fix the remuneration of the auditor;

3. to elect the Board of Directors of the Company;

4. to transact such other business as may properly be brought before the Meeting or any adjournment or adjournments thereof.

The date for determination of the Shareholders entitled to receive Notice of the Meeting or any adjournment or adjournments thereof shall be at the close of business on the 16th day of January, 2002.

It is desirable that as many shares as possible be represented at the Meeting. If you do not expect to attend, and would like your shares represented, please read the enclosed Information Circular and complete the enclosed Instrument of Proxy and return it as soon as possible. The Proxy must be deposited c/o Computershare Trust Company of Canada, 600, 530 8th Avenue S.W., Calgary, Alberta, Canada, T2P 3S8 not later than 24 hours, excluding Saturdays, Sundays and holidays, before the time for holding the Meeting or delivered to the Chairman of the Meeting at 4100 6A Street N.E., Calgary, Alberta at any time prior to its commencement.

DATED at Calgary, Alberta the 10th day of January, 2002.

BY ORDER OF THE BOARD OF DIRECTORS

"BERNARD CHAMBERLAND"
Bernard Chamberland, Chairman

RICH MINERALS CORPORATION
4100 6A Street N.E.
Calgary, Alberta T2E 4B1
Phone (403) 531-9100 / Fax (403) 531-9699

January 10th, 2002

NATIONAL POLICY 41

INTERIM FINANCIAL STATEMENTS

Dear Shareholder,

As permitted by the above Policy, we are no longer required to send Interim Financial Statements to our shareholders. The information they contain will be filed with the Canadian Venture Exchange, SEDAR and the Alberta Securities Commission and released to the financial media. However the Policy entitles you as a holder of any shares to receive a copy. Should you so wish, please sign and return this card and we will be pleased to add your name to the Supplemental Mailing List we are required to maintain.

You will note that by signing the card, you are certifying that you are the owner of the shares in Rich Minerals Corporation. Under the Policy, we are entitled to ask for that certification.

This election will be renewed each year in order to enable us to ensure we mail Interim Financial Statements to persons who continue to be entitled to them and wish to receive them.

Yours very truly,

RICH MINERALS CORPORATION

Bernard Chamberland, Chairman

TO: Rich Minerals Corporation

___ Please add my name to your Supplemental Mail List in order that I may receive Interim Financial Statements. I confirm that I am the owner of shares in Rich Minerals Corporation.

___ Please send me all news releases.

SIGNATURE ______________________

NAME ______________________

ADDRESS ______________________

____

TELEPHONE ______________________

RICH MINERALS CORPORATION

INSTRUMENT OF PROXY

FOR THE ANNUAL GENERAL MEETING OF SHAREHOLDERS TO BE HELD FEBRUARY 28, 2002

THIS PROXY IS SOLICITED BY MANAGEMENT AND WILL BE USED AT THE ANNUAL GENERAL MEETING OF SHAREHOLDERS TO BE HELD FEBRUARY 28, 2002

The undersigned shareholder of **RICH MINERALS CORPORATION** (the "Company"), or his attorney authorized in writing, revoking all proxies previously given, hereby nominates, constitutes and appoints Mr. Bernard Chamberland, or failing him Mr. Robert Bateman, or instead of either of them _________________________(insert name if alternate is desired) the true and lawful attorney and proxy of the undersigned, with full power of substitution, to attend, act and vote in respect of all shares held by the undersigned at the Annual General Meeting of Shareholders of the Company, to be held on the 28th day of February, 2002, and any adjournment or adjournments thereof in the same manner, to the same extent and with the same powers as if the undersigned were present at the said Meeting or any adjournments thereof and, without limiting the general authorisation and power hereby given, the person above named is specifically directed to vote for or against, or withhold from voting as indicated below:

1. Election of the nominees named in the Information Circular to the Board of Directors.

   IN FAVOUR______ WITHHOLD______

2. Appointment of Schultz Leong LLP, Chartered Accountants as Auditor for the ensuing year.

   IN FAVOUR______ WITHHOLD______

The management of the company knows of no other matters to come before the meeting of the shareholders other than the matters referred to in the notice of meeting. However, it should be noted that this form of proxy is a discretionary proxy and the persons named therein are authorized to vote in accordance with their discretion with respect to amendments or variations to the matters identified in the notice of the meeting accompanying this proxy instrument or on any other matters which may properly come before the meeting or any adjournment or adjournments thereof. If no designation in favour of or against or to withhold with respect to any matters set out above is made, the management's designee, if named as proxy, will vote in favour of all matters set out herein.

To be valid this instrument of proxy must be received c/o Computershare Trust Company of Canada, 600, 530 – 8th Avenue S.W., Calgary, AB, T2P 3S8, not later than twenty-four hours prior to the meeting, or delivered to the Chairman of the Meeting at 4100 6A Street N.E., Calgary, Alberta at any time prior to its commencement.

A common shareholder has the right to appoint a person (who need not be a shareholder), to attend and act for him on his behalf at the meeting other than the persons designated above. To exercise this right, the shareholder may insert the name of the desired person in the blank space provided in this instrument of proxy and strike out the other names, or may submit another appropriate instrument of proxy.

This instrument of proxy when mailed by the corporation is undated. In the event that same is not dated when returned by the shareholder, then same shall be deemed to be dated as of the date that same was mailed by the corporation.

DATE______________________________, 2002

____
Name of Shareholder (please print)

____
Signature of Shareholder or his attorney

____
Address

____
Number of Shares Voted

MANAGEMENT DISCUSSION AND ANALYSIS

Management's discussion and analysis focuses on key statistics from the consolidated financial statements as well as our review of the operating direction in the contracting division. This discussion and analysis should not be considered all inclusive, as it excludes changes that may occur in the general economic environment. This discussion and analysis of the financial condition and results of the operations is for the year ended August 31, 2001 and should be read in conjunction with the consolidated financial statements and related notes and material contained in other parts of this annual report.

PROFILE

Rich Minerals Corporation was incorporated as a private company in 1986 and was approved to trade publicly on the Alberta Stock Exchange in 1988. Rich Minerals Corporation owns Rich Contracting Ltd. a wholly owned subsidiary, which provided the primary revenue for the company. Rich Contracting Ltd. is in the business of contracting and provides development services to major developers in western Canada.

OVERVIEW

The Executive team of Rich Minerals Corporation will continue to pursue opportunities to change the focus of the company as discussed by the Board of Directors in its letter to the shareholders in January of 2001.

Rich Contracting Ltd.'s management team spent the last year focused on expanding their market share and pursuing opportunities outside the metropolitan Calgary area.

- Revenues for fiscal 2001 were 11% higher than last year.
- Gross Profits declined 1.5% over the previous year.
- Net Earnings increased to $4,849 from a loss of $1,717 in the previous year.

RESULTS OF OPERATIONS:

Earnings per share remained below $0.0001, both on a basic and fully diluted calculation. The company has not changed its calculation of the earnings per share to the EBITDA method (earnings before interest, taxes, depreciation and amortization) calculation. This method is not considered applicable to the current main operations of the corporation.

Revenues

Revenues for 2001 were $11,102,173, an increase of 11% from 2000 revenues of $9,921,254. This was due mainly to some projects that were larger and different in nature to those normally performed by the contracting subsidiary. This created a beneficial exposure in markets outside the greater Calgary area which management expects will provide future opportunities for growth.

Operating Costs

Gross Profit declined 1.5% from 2000. Some of this is related to the continued efforts to expand outside the Calgary market. Unlike companies that provide a "tangible" product for sale and have related marketing costs, contracting relies on performance and competitive pricing to market its services. Occasionally this results in higher direct costs in order to penetrate a new market area.

Non-direct costs decreased by 1.5% compared to fiscal 2000.

Amortization of Capital assets

The company provides for the amortization of capital assets other than buildings on the straight line basis over the estimated economic life of the related capital asset to an ultimate residual value.

Related Party Transactions

There were two related party transactions during the period ending August 31, 2001 for which details are provided in notes to the financial statements.

SUBSEQUENT EVENTS

A total of 2,300,000 incentive stock option shares were granted and approved at an exercise price of $.16 during the period.

In August 2001, Rich Minerals Corporation formed a new US subsidiary, Rich Mining Inc. ("RMI"), and engaged the services of Mr. Jerry G. Mikolajczyk to oversee a sapphire and gemstone mine project located in the country of Madagascar. RMI agreed to acquire a 40% interest in a project owned by Platinum Works Inc. a corporation controlled by Mr. Mikolajczyk. Platinum Works Inc. was to raise the capital necessary to complete the project and in return Mr. Mikolajczyk would earn shares of Rich Minerals Corporation and RMI would purchase a 40% interest in the joint venture.

Platinum Works Inc. was not able to raise the capital and subsequently all agreements were terminated. Mr. Mikolajczyk also resigned as President of RMI.

Should the capital be raised in the future Platinum Works Inc. and Rich Mining Inc. will reconsider an investment in the mining project in Madagascar.

FINANCIAL CONDITIONS AND LIQUIDITY

Cash Flow From Operations

Cash flow from operations was $74,128 compared to $ 436,926 in 2000. This was mainly due to timing issues on contract and project payment terms, which resulted in an increase in trade receivables. The company paid out a long term loan in advance of maturity to reduce current and future interest expense. Working capital is in a positive position and the company expects to meet all future obligations.

Interest Expense

Interest expense on long term debt decreased to $45,718 from $49,102 in fiscal 2000. This was due in part to the pay out of a higher than current rate loan (with no payout penalty) in order to reduce interest costs in the fiscal period and in the future. The balance of the long term debt is $218,540, all related to capital asset acquisition.

Business Risk and Management

The corporation's wholly owned subsidiary is evaluating all aspects of the requirements for maintaining and expanding its current market share. The company is tied to normal business risks associated with its market place. The economy in western Canada is expected to remain strong, or to decline only marginally, in the next year or two.